UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2015
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release issued by the Registrant entitled: "RedHill Biopharma Announces Proposed Public Offering of its American Depository Shares".

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed offering announced in the attached press release, the Company has updated certain information regarding its cash, cash equivalents and short-term investments as of June 30, 2015 and added new risk factor disclosure. This financial information and risk factor disclosure is attached as Exhibit 99.2 to this Form 6-K and is incorporated herein by reference.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286).

Exhibit No.	Description of Exhibit

99.1	Press release, dated July 14, 2015
99.2	Financial and risk factor disclosure

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD. (the "Registrant")

Date: July 14, 2015	By:	/s/ Dror Ben-Asher
Dror Ben-Asher Chief Executive Officer